Ratio of earnings to fixed charges
Ratio of earnings to fixed charges - Bank

in	6M12	2011	2010	2009	2008		2007

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	1,134	2,501	6,536	7,771	(15,561)		12,913

Income/(loss) from equity method investments	(59)	(134)	(148)	(31)	98		(200)

Pre-tax earnings/(loss) from continuing operations	1,075	2,367	6,388	7,740	(15,463)		12,713

Fixed charges:
Interest expense	8,785	16,423	18,795	18,148	39,286		54,107

Interest portion of rentals [1]	306	587	584	572	559		571

Preferred dividend requirements	114	216	162	131	60		0

Total fixed charges	9,205	17,226	19,541	18,851	39,905		54,678

Pre-tax earnings before fixed charges	10,280	19,593	25,929	26,591	24,442		67,391

Noncontrolling interests	288	901	802	(697)	(3,379)		5,013

Earnings before fixed charges and provision for income taxes	9,992	18,692	25,127	27,288	27,821		62,378

Ratio of earnings to fixed charges	1.09	1.09	1.29	1.45	0.70	[2]	1.14

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The coverage deficiency was CHF 12,084 million for the year ended December 31, 2008.